SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 02 February 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

***BANK OF IRELAND TO EXCHANGE LOWER TIER 2 SECURITIES***

Bank of Ireland today announces that it is to make an Exchange Offer for any and all of the outstanding notes relating to five Lower Tier 2 securities (three Euro securities and one each in Sterling and US Dollars) with a nominal value equivalent to circa €2.9 billion. Those accepting the Exchange Offer will receive new ten year fixed rate Lower Tier 2 securities reflective of current market pricing expectations.

The securities currently trade at significant discounts to their original issue prices. The transaction is expected to be equity accretive. The final quantum of equity generated will depend on the volume of securities offered through the exchange process.

The Exchange Offer commences today, 2 February 2010. The Announcement of Exchange Offer Results is expected to occur at or around 4.00 p.m. (London time) on 11 February 2010.

Further details on the exchange offer are set out in the Exchange Offer Memorandum.

Bank of Ireland Contact Details:

Brian Kealy, Head of Capital Management        Tel: +353 1 6043537
Colin Reddy, Capital Management                     Tel: +353 1 6043526

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 02 February 2010